FILED AS CORRESPONDENCE ON EDGAR
AND SENT BY FAX

August 23, 2005

Ms. Nili Shah
Securities and Exchange Commission
Division of Corporation Finance

Washington D.C. 20549-7010

RE: SEC Letter dated August 15, 2005 regarding Ceramics Process Systems Corporation Form 10-Q for the period ended June 25, 2005, Filed August 9, 2005, File No. 0-16088

Dear Ms. Shah,

Please find below in italics your requests from the above referenced letter; our responses follow in non-italics.

Form 10-Q for the quarter ended June 25, 2005
Item 4 Controls and Procedures

1. Please note that your disclosure controls and procedures evaluation date is required to be as of the end of the period covered by the report, rather than within 90 days of filing. Please refer to Item 308(a)(3) of Regulations S-K. If true, please confirm in your response that your evaluation was conducted as of June 25, 2005, as indicated in your certification. Please revise to disclose the correct evaluation date in future filings.

I hereby confirm that our evaluation of disclosure controls and procedures relative to our quarter ended June 25, 2005 was conducted as of June 25, 2005. We will ensure the correct evaluation date is listed in future filings.

2. We note your revised disclosures. In future filings, please revise to retain your previous disclosure that your disclosure controls and procedures are effective to ensure that information required to be disclosed by you in reports that you file under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. In other words, retain this language as well as the language that indicates that the information is also accumulated and communicated to management to allow timely decisions regarding required disclosure.

In future filings, we will retain our previous disclosure that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in reports that we file under the Securities Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC. We will also include the language that indicates that the information is also accumulated and communicated to management to allow timely decisions regarding required disclosure.

3. Please also note that you are required to disclose any change in your internal control over financial reporting that occurred during the period covered by the annual report, rather than subsequent to the date of your evaluation, that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-K and revise your disclosure accordingly in future filings.

We acknowledge that we are required to disclose any change in our internal control over financial reporting that occurred during the period covered by the annual report, rather than subsequent to the date of our evaluation, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting. We will ensure that we revise our disclosure accordingly in future filings.

We welcome any additional feedback or questions you may have. We are fully committed to full compliance with all SEC regulations, and to full disclosure to the public.

Sincerely,

/s/ Grant Bennett

Grant Bennett
President and Treasurer